September 27, 2013

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Dear Sir/Madam:

On behalf of Northern Lights Variable Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 101 to the Trust's Registration Statement under the Securities Act of 1933.  The Amendment is filed pursuant to Rule 485(b) promulgated under the Securities Act of 1933.  The main purpose of this filing is to provide the definitive Prospectus and Statement of Additional Information regarding the revised principal investment strategy and related risk disclosures for the Innealta Capital Country Rotation Portfolio and the Innealta Capital Sector Rotation Portfolio, each a series of the Trust.  We believe that this update does not contain any disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

If you have any questions, please contact JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP